SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-9787
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
AUTONATION 401(K) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AUTONATION, INC.
110 S. E. 6th St.
Fort Lauderdale, Florida 33301

AUTONATION
401(k) PLAN
FINANCIAL STATEMENTS
December 31, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator of
   AutoNation 401(k) Plan
Fort Lauderdale, Florida
We have audited the accompanying statements of net assets available for benefits of AutoNation 401(k) Plan (“the Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC
South Bend, Indiana
June 27, 2007

1.

AUTONATION
401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005

	2006	2005
ASSETS
Cash	$671,084	$409,642

Investments, at fair value (Notes 3 and 4)	400,367,417	371,727,836

Receivables
Employer contributions	164,639	173,728
Participant contributions	1,033,956	1,262,185

Total receivables	1,198,595	1,435,913

NET ASSETS AVAILABLE FOR BENEFITS	$402,237,096	$373,573,391

See accompanying notes to financial statements.

2.

AUTONATION
401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2006

Additions to net assets attributed to:
Investment income
Dividends	$19,281,505
Interest	4,296
Net appreciation in fair value of investments (Note 3)	16,409,272

35,695,073

Contributions
Participant	35,435,818
Participant rollovers	2,047,435
Employer	5,207,003

42,690,256

Other income	434,974

Total additions	78,820,303

Deductions from net assets attributed to:
Benefits paid to participants	(50,063,254)
Distributions due to loan defaults	(9,368)
Administrative expenses	(83,976)

Total deductions	(50,156,598)

Net increase	28,663,705

Net assets available for benefits
Beginning of year	373,573,391

End of year	$402,237,096

See accompanying notes to financial statements.

3.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 1 — DESCRIPTION OF PLAN
General: The following description of the AutoNation 401(k) Plan, as amended through December 31, 2006 (“the Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.
The Plan was established effective January 1, 1994 to provide benefits to all eligible employees of AutoNation, Inc. (“the Company”, formerly Republic Industries, Inc.) The Plan is a defined contribution plan with a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (“IRC”). The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Employee Benefits Committee, which consists of members of the Company’s senior management, is designated as the Plan Administrator.
Although it has expressed no intention to do so, the Company retains the right, if necessary, to terminate the Plan. In the event of the Plan’s termination, all amounts credited to participants’ accounts become fully vested subject to the requirements of ERISA. The Company also retains the right to amend the Plan.
Eligibility: Under the terms of the Plan, most employees who are at least 18 years of age are eligible to participate in the Plan immediately upon the date of hire with the Company. However, effective October 1, 2001, any employees employed by the Company after that date due to a business acquisition will not be eligible to participate in the Plan until the first day of the month coincident with or next following three months of service.
The Plan also includes a provision to allow employees of certain subsidiaries of the Company to be eligible for participation in the Plan under these requirements.
Participant Accounts: Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related employer matching contributions, as well as the income attributable to the participant’s account.
Contributions and Funding Policy: Under the provisions of the Plan, participants may direct the Company to defer a portion of their compensation to the Plan, subject to a minimum of 1% and effective January 1, 2006 a maximum of 25% of eligible compensation, as defined by the Plan. Prior to January 1, 2006, participants were allowed to defer a maximum of 15%. In 2006, the Plan allowed a participant to direct up to 10% of their contribution to be invested in shares of the Company’s common stock. Amounts contributed by participants are fully vested when made. In 2006 and 2005, each eligible participant could contribute up to $15,000 and $14,000, respectively, subject to other applicable IRC limitations. The Plan also allowed participants that had attained age 50 to make additional contributions to the Plan of up to $5,000 and $4,000 for the years ended December 31, 2006 and 2005, respectively. Effective January 1, 2006, the 401(k)
(Continued)

4.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 1 — DESCRIPTION OF PLAN (Continued)
contributions of Highly Compensated Employees are limited to 4% of eligible compensation. The Plan allows for rollovers of vested contributions from previous employers’ qualified plans.
The Company makes an employer matching contribution of $.50 for each $1 of employee contributions up to 2% of the employee’s eligible compensation, except for those employees eligible for a matching contribution under a non-qualified deferred compensation plan. This contribution is made for each payroll period by the Company to all participants who are credited with at least one year of service. A participant becomes fully vested in the employer match immediately upon contribution. The employer match is invested in shares of the Company’s common stock. Participants are not able to re-direct these contributions until they have completed three years of service with the Company and, as such, these investments are non-participant directed. The employer matching contribution for 2006 was $5,207,003.
The Company may also make a discretionary contribution to the Plan. The Company did not make a discretionary contribution to the Plan for the 2006 Plan year.
In no event will an attained vesting percentage be curtailed due to any subsequent amendments to vesting provisions.
Loan to Participants: The Plan does not permit participant loans. However, the Plan accepts and services loans transferred from the plans of acquired companies.
Investments: The Company entered into an agreement whereby Merrill Lynch Trust Company (“the Trustee”) has been appointed the trustee of the Plan’s assets. Under the terms of the agreement, the Trustee holds and invests the funds of the Plan subject to the direction of the Employee Benefits Committee.
The Plan provided the following investment alternatives for participants in 2006.
Merrill Lynch Equity Index Trust XII — A collective trust that invests in a portfolio of equity securities designed to substantially equal the performance of the Standard & Poor’s 500 Composite Stock Price Index.
Merrill Lynch Retirement Preservation Trust — A collective trust in which amounts are invested in U.S. Treasury Obligations, U.S. government agency securities and guaranteed investment contracts.
Allianz OCC Renaissance Fund* — A mutual fund that seeks long-term growth of capital and income. The fund seeks to achieve its investment objective by normally investing at least
(Continued)

5.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 1 — DESCRIPTION OF PLAN (Continued)
65% of its assets in common stocks of companies with below-average valuations whose business fundamentals are expected to improve.
The Oakmark International Fund — A mutual fund that invests primarily in common stock of non-U.S. companies. The Funds may invest in mature markets and in less developed markets.
American Century Small Cap Value Inst Fund — A mutual fund that invests in undervalued companies and holds them until their stock price has increased to reflect the fair value of the company.
AutoNation, Inc. common stock — This option invests exclusively in shares of the Plan Sponsor’s common stock.
PIMCO Total Return Fund — A mutual fund that predominantly invests in a portfolio of debt securities, including U.S. government securities, mortgage-related securities and corporate bonds. The fund may also invest in securities denominated in foreign currencies and certain derivative instruments, contracts or options for the purpose of hedging or increasing its return.
The Oakmark Fund — A mutual fund that primarily invests in common stock of United States companies. The fund seeks long-term capital appreciation. The fund especially seeks securities that are priced significantly lower than their long-term value. The fund may invest up to 25% of its assets in foreign securities.
Fidelity Magellan Fund* — A mutual fund that invests in equity securities of a portfolio of large cap growth and value oriented companies.
Fidelity Equity Income Fund* — A mutual fund that invests in a portfolio of income producing domestic and foreign equity securities and certain debt securities.
Chesapeake Core Growth** — A mutual fund that invests in equity securities primarily of the largest 1,000 companies domiciled in the United States based on market capitalization.
(Continued)

6.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 1 — DESCRIPTION OF PLAN (Continued)
Munder Mid-Cap Core Growth** — A mutual fund that invests in equity securities of mid-capitalization companies.
* At the direction of the Employee Benefits Committee, plan assets held within the Allianz OPCAP Renaissance Fund, Fidelity Magellan Fund and Fidelity Equity Income Fund were liquidated January 31, 2006 and the investment options no longer offered by the Plan.
** At the direction of the Employee Benefits Committee, the Chesapeake Core Growth and Munder Mid-Cap Core Growth funds were added to the Plan’s investment options February 1, 2006.
Payment of Benefits: On termination of service due to death, disability, retirement, or termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly, or annual installments over a period not to exceed the participant’s life expectancy or the joint life expectancy of the participant and the participant’s surviving spouse or other designated beneficiary.
Upon meeting certain criteria specified in the Plan document, a participant may elect to receive an in-service withdrawal of his/her account, or portion of his/her account. A participant may receive a hardship distribution, may withdraw all or a portion of an after-tax account and rollover account at any time, may withdraw all or a portion of a prior plan account or grandfathered prior plan account after attaining five years of employment with the Company, and may take an in-service withdrawal of all or a portion of his/her account held in the Plan upon attaining age 59 1/2.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting: The accompanying financial statements are prepared under the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.
Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(Continued)

7.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. The fair value of the Plan’s interests in the common collective trust fund is based upon the net asset values of such funds reflecting all investments at fair value, including indirect interests in fully benefit-responsive contracts, as reported by the Plan trustee. The fair values of the investment contracts have been estimated with a discounted cash flows methodology, utilizing current rates of return available for similar contracts, with comparable credit risks, as of the respective financial statement dates. Quoted market prices are used to value mutual fund and common stock investments. Participant loans are stated at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. The Plan records dividends on the ex-dividend date.
Risks and Uncertainties: The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. At December 31, 2006 and 2005, approximately 16% and 19% of the Plan’s assets were invested in AutoNation, Inc. common stock, respectively.
Adoption of New Accounting Standard: The Plan retroactively adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by the Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”) in 2006. Pursuant to the adoption of the FSP, fully benefit-responsive investment contracts included in the underlying investments of a common collective trust fund in which the Plan holds an interest are to be presented at fair value. In addition, any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for benefits. Management has determined that the estimated fair value of the Plan’s indirect investments in fully benefit-responsive contracts as of December 31, 2006 and 2005 approximates contract value, and any difference between fair value and contract value is immaterial. As a result, the adoption of the FSP would have no material impact on the statement of net assets available for benefits as of December 31, 2006 and 2005. Accordingly, management determined that no adjustment will be made as a result of adoption of the FSP.
(Continued)

8.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 3 — INVESTMENTS
The following presents investments stated at fair value that represent 5 percent or more of the Plan’s net assets.

	2006		2005
Merrill Lynch Equity Index Trust XII, 3,516,487 and 3,731,305 shares, respectively	$58,654,999		$53,805,417

Merrill Lynch Retirement Preservation Trust, 58,222,305 and 53,681,830 shares, respectively	58,222,305		53,681,830

Allianz OCC Renaissance Fund, 0 and 1,043,650 shares, respectively	—		22,636,761

PIMCO Total Return Fund, 4,931,148 and 4,657,137 shares, respectively	51,185,321		49,004,940

AutoNation, Inc. Common Stock, 2,998,410 and 3,261,076 shares, respectively*	63,926,110	*	70,863,177	*

Oakmark International Fund, 1,799,102 and 1,412,462 shares, respectively	45,787,141		31,808,637

American Century Small Cap Value Fund Inst Class, 5,549,439 and 5,259,615 shares, respectively	54,162,523		50,755,287

Oakmark Fund Class I, 571,077 and 536,879 shares, respectively	26,223,840		21,947,616

Munder Mid-Cap Core Growth Cl A, 1,010,853 and 0 shares, respectively	25,412,839		—

*	The Plan allows participants to direct the investment of a portion of their salary deferral contributions into shares of the Company’s common stock. The Plan also provides that employer-matching contributions will be invested only in shares of the Company’s common stock and will not be subject to participants’ investment direction until the participant has completed three years of service with the Company. The portion of the Plan’s investment in shares of the Company’s common stock that is not subject to participant investment direction is detailed in Note 4.
(Continued)

9.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 3 — INVESTMENTS (Continued)
During 2006, the Plan’s investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$9,410,620
Common collective trusts	8,293,272
AutoNation, Inc. common stock	(1,294,620)

$16,409,272

NOTE 4 — NONPARTICIPANT-DIRECTED ASSETS
Information about the significant components of net assets and the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2006	2005
Net assets
AutoNation, Inc. common stock	$57,959,758	$64,534,195
Employer contribution receivable	164,639	173,728

	$58,124,397	$64,707,923

2006
Changes in net assets
Employer contributions	$5,207,003
Net appreciation	(1,048,324)
Benefits paid to participants	(7,347,813)
Transfers to participant-directed investments	(3,394,392)

$(6,583,526)

NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Certain plan investments are common collective trusts managed by Merrill Lynch Asset Management Company, an affiliate of the Trustee. Other plan investments are in common stock of the Company. These investments and related investment income represent party-in-interest transactions to the Plan.

10.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS (Continued)
As of December 31, 2006 and 2005, the value of the Company common stock was $63,926,110 and $70,863,177, respectively.
The Plan accepts and services loans as described in Note 1. These loans and related interest represent party-in-interest transactions of the Plan.
Administrative fees of $83,976 were paid by the Plan to the Trustee for the plan year ended December 31, 2006, which qualify as party-in-interest transactions. The Company pays certain fees and expenses of the Plan, which primarily consist of legal, administrative, and accounting fees.
NOTE 6 — INCOME TAX STATUS
The Internal Revenue Service has determined, and informed the Company by a letter dated August 11, 2003, that the Plan is designed and qualified in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and remains qualified.
NOTE 7 — PLAN AMENDMENT
The Plan was amended effective January 1, 2006 to 1) increase the allowable deferral rate from 15% of eligible compensation to 25% (if participant is deemed highly compensated by Internal Revenue Service guidelines, the participant is limited to a 4% deferral rate) and 2) exclude company matching funds within the Plan for any participant eligible to receive matching contributions in a non-qualified deferred compensation plan.

11.

SUPPLEMENTARY SCHEDULE

AUTONATION
401(k) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006
Name of Plan Sponsor: AutoNation, Inc.
Employer Identification Number: 73-1105145
Three Digit Plan Number: 001

		(c)
		Description of
		Investment
	(b)	Including
	Identity of	Maturity Date,
	Issue, Borrower,	Rate of Interest,		(e)
	Lessor, or	Collateral, Par or	(d)	Current
(a)	Similar Party	Maturity Value	Cost	Value
*	Merrill Lynch Equity Index	Common/collective fund
	Trust Fund XII	(3,516,487 shares)	**	$58,654,999

*	Merrill Lynch Retirement	Common/collective fund
	Preservation Trust Fund	(58,222,305 shares)	**	58,222,305

*	AutoNation, Inc.	Common stock
		(2,998,410 shares)	41,093,119	63,926,110

	The Oakmark International	Registered investment company
	Fund	(1,799,102 shares)	**	45,787,141

	PIMCO Total Return Fund	Registered investment company
		(4,931,148 shares)	**	51,185,321

	PIMCO Total Return Fund	Registered investment company
	Class A	(297 shares)	**	3,085

	American Century Small Cap	Registered investment company
	Value Inst Fund	(5,549,439 shares)	**	54,162,523

	The Oakmark Fund	Registered investment company
		(571,077 shares)	**	26,223,840

	Munder Mid-Cap Core	Registered investment company
	Growth Fund	(1,010,853 shares)	**	25,412,839

	Chesapeake Core Growth	Registered investment company
	Fund	(926,593shares)	**	16,743,538

*	Loans to participants	Interest rates from
		8.25 to 10%		45,716

	Total			$400,367,417

*	Represents a party in interest to the Plan

**	Cost information not required for participant directed investments.

13.

SIGNATURES
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Company (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AutoNation 401(k) Plan
(Name of Plan)

Date: June 29, 2007	By:	/s/ Michael J. Stephan

	Title:	Vice President, Corporate Controller

14.